UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Equity Awards

On February 26, 2025, the Compensation Committee of the Board of Directors (the “Board”) and the Board of Critical Metals Corp. (the “Company”) approved an equity grant of 500,000 ordinary shares and a cash bonus award of $100,000 to Tony Sage, Chairman and Chief Executive Officer of the Company, in each case, pursuant to the Company’s Amended and Restated 2024 Incentive Award Plan in recognition of his significant services to the Company over the past year, including its recent financing transactions.

The information contained in this Report on Form 6-K (this “Form 6-K”), except for Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: March 6, 2025

2